Exhibit (a)(2)

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

EAGLE POINT CREDIT COMPANY INC.

Eagle Point Credit Company Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST:     The name of the Corporation is Eagle Point Credit Company Inc. The Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on October 6, 2014 (the “Certificate of Incorporation”).

SECOND:     Upon the filing and effectiveness pursuant to the General Corporation Law of the State of Delaware of this Certificate of Amendment of the Certificate of Incorporation, subsection 4.1 of Article IV of the Certificate of Incorporation be amended and restated in its entirety as follows:

“Authorized Stock. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 220,000,000 of which 200,000,000 shares shall be common stock having a par value of $0.001 per share (the “Common Stock”) and 20,000,000 shares shall be preferred stock having a par value of $0.001 per share (the “Preferred Stock”).”

THIRD:     The stockholders of the Corporation have duly approved the foregoing amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 22nd day of February, 2024.

EAGLE POINT CREDIT COMPANY INC.

By:	/s/ Kenneth P. Onorio
Name: Kenneth P. Onorio
Title: Chief Financial Officer